UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

Michael S. Dunlap
c/o Nelnet, Inc.
121 South 13th Street, Suite 100
Lincoln, Nebraska 68508
            (402) 458-2370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

         12/31/2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Dunlap, Michael S.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

United States

Number of        7) Sole Voting Power            3,580,171 (1)
Shares
Beneficially
Owned            8) Shared Voting Power            13,708,611 (2)
by Each
Reporting
Person            9) Sole Dispositive Power        3,580,171 (1)
With:

10) Shared Dispositive Power        13,708,611 (2)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person                17,288,782

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)                [ ]

13)    Percent of Class Represented by Amount in Row (11)        43.4% (3)

14)	Type of Reporting Person (See Instructions) IN HC

(1)
Includes (i) 1,116,222 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer’s shareholders), which number of shares of Class B common stock reflects distributions to Michael S. Dunlap during December 2017 of shares from four separate grantor retained annuity trusts (“GRATs”) established by Mr. Dunlap in 2011 (collectively, the “2011 GRATs”) as discussed below and a transfer of shares of Class B common stock from Mr. Dunlap’s spouse during November 2017 as discussed below; (ii) 364,375 shares of Class B common stock owned by Mr. Dunlap’s spouse, which number of shares of Class B common stock reflects a transfer of shares of Class B common stock to Mr. Dunlap during November 2017; and (iii) 2,099,574 shares of Class A common stock held by Mr. Dunlap, who is the Executive Chairman of the Board of the issuer.

(2)
Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc. (“UFS”), of which Mr. Dunlap is chairman and owns 50% of the outstanding capital stock and of which Stephen F. Butterfield, Vice Chairman and a significant shareholder of the issuer, owns the remaining 50% of the outstanding capital stock (UFS is included as an additional reporting person in this filing); (ii) 909,920 shares of Class B common stock held by Union Bank and Trust Company (“Union Bank”), of which Mr. Dunlap is a director and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for a GRAT established by Mr. Dunlap in 2003; (iii) a total of 2,516,571 shares of Class B common stock held in the 2011 GRATs, which number of shares of Class B common stock reflects distributions in December 2017 from the 2011 GRATs to Mr. Dunlap of shares of Class B common stock under the terms of such GRATs, three separate other irrevocable trusts established by Mr. Dunlap in 2011, and three separate post annuity irrevocable trusts established under two separate other GRATs in connection with the expiration of the annuity terms of such GRATs that were established by Mr. Dunlap in 2011 (with the four 2011 GRATs, the three separate other irrevocable trusts, and the three separate post annuity irrevocable trusts collectively referred to as the “2011 Trusts”), for which 2011 Trusts Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser; (iv) a total of 2,635,625 shares of Class B common stock held in six separate GRATs established by Mr. Dunlap’s spouse in 2015, for which WRCM serves as investment adviser; (v) a total of 1,073,154 shares of Class B common stock held in twelve separate GRATs established in 2015 by Mr. Butterfield and his spouse, for which GRATs WRCM serves as investment adviser, which amount reflects distributions during December 2017 of shares of Class B common stock from certain of those GRATs to Mr. Butterfield and his spouse pursuant to the terms thereof; (vi) 61,941 shares of Class B common stock held by a charitable lead annuity trust (“CLAT”) established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser, which amount reflects a distribution during December 2017 of shares of Class B common stock from the CLAT pursuant to the terms thereof; (vii) a total of 300 shares of Class B common stock held in increments of 100 shares by or for each of Mr. Dunlap’s three sons; and (viii) a total of 7,358 shares of Class A common stock held in various increments by or for each of Mr. Dunlap’s three sons. Also includes shares that are owned by entities that Mr. Dunlap may be deemed to control, consisting of: (a) a total of 143,155 shares of Class A common stock held by Union Bank (as of December 31, 2017) as trustee under a certain charitable remainder unitrust (“CRUT”) and a certain other irrevocable trust established by Jeffrey R. Noordhoek, Chief Executive Officer of the issuer, which amount reflects a distribution during December 2017 of shares of Class A common stock from the CRUT to the grantor pursuant to the terms thereof; (b) a total of 252,125 shares of Class B common stock held by Union Bank as trustee under five separate irrevocable trusts established upon the expiration in 2013 of the annuity term of a GRAT previously established by Mr. Butterfield; (c) a total of 3,610,867 shares of Class A common stock held by Union Bank (as of December 31, 2017) in individual accounts for Angela L. Muhleisen, a sister of Mr. Dunlap, her spouse, her adult daughter, and her adult son; (d) 31,000 shares of Class A common stock held by Union Bank (as of December 31, 2017) as trustee for a charitable foundation; (e) 30,000 shares of Class A common stock held by Union Bank (as of December 31, 2017) for its profit sharing plan; and (f) a total of 849,904 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (as of December 31, 2017), which is a commercial bank, which number of shares of Class A common stock includes a total of 402,297 shares of Class A common stock held in various accounts for Deborah Bartels, a sister of Mr. Dunlap, her spouse, and certain trusts established by Ms. Bartels and her spouse. Mr. Dunlap disclaims beneficial ownership of the shares discussed above except to the extent that Mr. Dunlap actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Mr. Dunlap is a beneficial owner of such shares.

(3)	This percentage reflects issuer repurchases of shares of Class A common stock during 2017, and a resulting reduction in the number of outstanding shares of Class A common stock.

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Union Financial Services, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

Nevada

Number of        7) Sole Voting Power            0
Shares
Beneficially
Owned            8) Shared Voting Power            1,586,691 (1)
by Each
Reporting
Person            9) Sole Dispositive Power        0
With:

10) Shared Dispositive Power        1,586,691 (1)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person                1,586,691

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)            [ ]

13)    Percent of Class Represented by Amount in Row (11)        5.1% (2)

14)	Type of Reporting Person (See Instructions) CO HC

(1)
Represents a total of 1,586,691 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) owned by Union Financial Services, Inc. (“UFS”), of which Michael S. Dunlap, Executive Chairman of the Board and a significant shareholder of the issuer, is chairman and owns 50% of the outstanding capital stock and of which Stephen F. Butterfield, Vice Chairman and a significant shareholder of the issuer, owns the remaining 50% of the outstanding capital stock. Such shares of Class B common stock owned by UFS are also reported herein as beneficially owned by Mr. Dunlap.

(2)	This percentage reflects issuer repurchases of shares of Class A common stock during 2017, and a resulting reduction in the number of outstanding shares of Class A common stock.

Explanatory Note
This Amendment No. 3 to Statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed by Michael S. Dunlap on February 5, 2016 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to Statement on Schedule 13D filed by Mr. Dunlap on January 24, 2017 (“Amendment No. 1”) and Amendment No. 2 to Statement on Schedule 13D filed by Mr. Dunlap and Union Financial Services, Inc. (“UFS”) as an additional reporting person, whose shares of the issuer have continuously been reported in this Schedule 13D as beneficially owned by Mr. Dunlap, on November 16, 2017 (“Amendment No. 2” and taken together with the Original Schedule 13D, Amendment No. 1, and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings previously given to them in the Schedule 13D.
Neither of the reporting persons has effected any material acquisition or disposition of securities of the issuer, and there has been no material change in the number of securities of the issuer beneficially owned by the reporting persons, since the filing of Amendment No. 2. The principal purpose of this Amendment No. 3 is to update, as of December 31, 2017, certain information previously reported in Rows 7) through 11) and Row 13) (including the footnotes to such Rows) with respect to Mr. Dunlap to reflect changes through December 31, 2017. Such changes primarily relate to: (i) distributions during December 2017 of shares of the issuer’s Class B common stock to Mr. Dunlap from GRATs established by Mr. Dunlap, which distributions change the classification of such shares from being subject to shared voting and dispositive power to being subject to sole voting and dispositive power, but do not change the total number of shares reported as beneficially owned by Mr. Dunlap herein; (ii) distributions during December 2017 of shares of the issuer’s Class B common stock from GRATs established by Stephen F. Butterfield and his spouse, which reduced the number of shares reported as beneficially owned by Mr. Dunlap herein ; (iii) a gift of 52,675 shares of Class A common stock by Mr. Dunlap’s spouse in December 2017, which reduced the number of shares reported as beneficially owned by Mr. Dunlap herein; and (iv) changes in the numbers of shares held in accounts at Union Bank as of December 31, 2017, which are reported as beneficially owned by Mr. Dunlap herein. Except as set forth in this Amendment No. 3, the information in the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, remains unchanged.
Item 5.     Interest in Securities of the Issuer.
Item 5 is amended and restated to read as follows:

(a)
As of the date hereof, (i) Mr. Dunlap may be deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 17,288,782 shares of Class A common stock (including a total of 10,516,924 shares of Class A common stock which may be obtained upon conversion of a total of 10,516,924 shares of Class B common stock which Mr. Dunlap may be deemed to beneficially own), which represents approximately 43.4% of the shares of Class A common stock outstanding, on an as-converted basis; and (ii) UFS is deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 1,586,691 shares of Class A common stock which may be obtained upon conversion of the total of 1,586,691 shares of Class B common stock owned by UFS, which represents approximately 5.1% of the shares of Class A common stock outstanding, on an as-converted basis. Such shares owned by UFS are also included in the shares which Mr. Dunlap may be deemed to beneficially own as reported herein.

(b)
Mr. Dunlap has sole voting and dispositive power with respect to 3,580,171 of the 17,288,782 shares of Class A common stock set forth in Item 5(a)(i) above, and may be deemed to have shared voting and dispositive power with respect to 13,708,611 of the 17,288,782 shares of Class A common stock set forth in Item 5(a)(i) above. For further information with respect to the shares as to which Mr. Dunlap has sole voting and dispositive power, see footnote (1) to Rows 7) and 9) with respect to Mr. Dunlap above, which is incorporated by reference herein. For further information with respect to the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power, see footnote (2) to Rows 8) and 10) with respect to Mr. Dunlap above, which is incorporated by reference herein. UFS may be deemed to have shared voting and dispositive power with respect to the 1,586,691 shares of Class A common stock set forth in Item 5(a)(ii) above, and such shares are also included in the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power as reported herein. For further information with respect to the shares as to which UFS may be deemed to have shared voting and dispositive power, see footnote (1) to Rows 8) and 10) with respect to UFS above, which is incorporated by reference herein.

With respect to persons with whom voting or dispositive power may be deemed to be shared as discussed in footnote (2) to Rows 8) and 10) with respect to Mr. Dunlap above and as discussed in footnote (1) to Rows 8) and 10) with respect to UFS above, (i) Stephen F. Butterfield has a business address of 6991 East Camelback Road, Suite B290, Scottsdale, Arizona 85251, has a present principal occupation of serving as Vice Chairman and non-employee strategic advisor for the issuer, and is a United States citizen; (ii) Union Bank is a state bank chartered under Nebraska law, and has a principal business and office address of 6801 South 27th Street, Lincoln, Nebraska 68512; (iii) WRCM is organized under Nebraska law, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and has a principal business and office address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508; (iv) Angela L. Muhleisen has a business address of c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512, has a present principal occupation of serving as Chairperson, President, and Chief Executive Officer of Union Bank, and is a United States citizen; and (v) Deborah Bartels has a business address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, has a present principal occupation of management of various agriculture-related business activities, and is a United States citizen. During the last five years, none of Mr. Butterfield, Union Bank, WRCM, Ms. Muhleisen, or Ms. Bartels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
The reporting persons have not engaged in any transactions in the class of securities reported on that were effected during the past 60 days, other than with respect to the transactions described in the footnotes to Rows 7) through 10) with respect to Mr. Dunlap above and the Explanatory Note above, which are incorporated by reference herein.

(d)
As discussed in the footnotes for Rows 7) through 10) for each of the reporting persons above, certain securities reported in this statement are held by or on behalf of persons other than the reporting persons, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Dunlap is chairman and owns 50% of the outstanding capital stock of UFS, and Mr. Butterfield, Vice Chairman and a significant shareholder of the issuer, is a director and president and owns the remaining 50% of the outstanding capital stock of UFS.

(e)	Not applicable.

Item 7.     Material to be Filed as Exhibits.
Item 7 is amended and restated to read as follows:

1.
Management Agreement dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 28, 2012 as Exhibit 10.58 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-31924) and incorporated herein by reference).

2.	Power of Attorney granted by Michael S. Dunlap, dated January 24, 2018.

3.
Management Agreement dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 25, 2016 as Exhibit 10.25 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2015 (SEC File No. 001-31924) and incorporated herein by reference).

4.
Management Agreement dated effective as of January 4, 2016, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 5, 2016 as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (SEC File No. 001-31924) and incorporated herein by reference).

5.
Management Agreement dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 8, 2017 as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (SEC File No. 001-31924) and incorporated herein by reference).

6.	Power of Attorney granted by Union Financial Services, Inc., dated November 16, 2017 (filed on November 16, 2017 as Exhibit 6 to this statement and incorporated herein by reference).

7.	Joint Filing Agreement dated November 16, 2017 (filed on November 16, 2017 as Exhibit 7 to this statement and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Michael S. Dunlap

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

UNION FINANCIAL SERVICES, INC.

By: /s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact**

* Pursuant to the power of attorney granted by Michael S. Dunlap, dated January 24, 2018 and filed as an exhibit to this amendment no. 3 and incorporated herein by reference.

** Pursuant to the power of attorney granted by Union Financial Services, Inc., dated November 16, 2017 and filed on November 16, 2017 as an exhibit to amendment no. 2 to this statement and incorporated herein by reference.